FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.           Exercise of Warrants

Following the Relevant Information dated October 28, 2011, with registration CNMV No. 152600, PRISA informs that on November 3 have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) and effective date 7 November 550 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrantsl.

II.           Class B shares conversion into Class A shares

Following the Relevant Information dated October 28, 2011, with registration CNMV No. 152600, PRISA informs that on November 3 have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) and effective date 7 November 4,469,756 new Class A common shares coming from the exercise of the conversion right of Class B non-voting shares issued by PRISA in connection with the capital increase by non-cash contribution2.

Madrid, November 4th, 2011

________________
1 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

2 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

1.           Exercise of Warrants

In relation to the Warrants issued by the capital increase for cash considerationl, PRISA has granted a public deed formalizing the implementation of the capital increase, in the tenth window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on October 25th, 2011, entry 267. The total number of Warrants that have been exercised is 550, which have given place to the subscription of 550 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 84,786,109.00€, represented by: (a) 449,846,530 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 449,846,530 and (b) 398,014,560 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 398,014,560.

After conversion in this tenth window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 32 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

2.           Class B shares conversion into Class A shares

In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions2, PRISA has granted a public deed formalizing the conversion of 4,469,756 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement. This public deed has been recorded in the Registry of Commerce of Madrid, on October 26th, 2011, entry 268.

PRISA share capital upon the exercise of the conversion rights by holders of Class B shares, into Class A shares, is represented by: (a) 454,316,286 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 454,316,286 and (b) 393,544,804 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 393,544,804.

The admission to trading of the new ordinary shares, both all those coming from the exercise of Warrants and coming from the Conversion, will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexióin Bursátil” -Mercado Continuo-).

Madrid, October 28th, 2011

________________
1. Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No. 134403 on CNMV).

2. Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.      Exercise of Warrants

In relation to the capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV), PRISA has granted a public deed formalizing the implementation of the capital increase, in the ninth window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on September 29th, 2011, entry 263. The total number of Warrants that have been exercised is 954, which have given place to the subscription of 954 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 84,786,054.00€, represented by: (a) 444,887,580 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 444,887,580 and (b) 402,972,960 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 402,972,960.

After conversion in this ninth window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 33 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

II.      Class B shares conversion into Class A shares

In relation to non- voting convertible Class B shares issued by a capital increase against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV), PRISA has granted a public deed formalizing the conversion of 4,000 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement. This public deed has been recorded in the Registry of Commerce of Madrid, on September 29th, 2011, entry 264.

PRISA share capital upon the exercise of the conversion rights by holders of Class B shares, into Class A shares, is represented by: (a) 449,845,980 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 449,845,980 and (b) 398,014,560 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 398,014,560.

The admission to trading of the new ordinary shares, both all those coming from the exercise of Warrants and coming from the Conversion, will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, October 3rd, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 4, 2011	PROMOTORA DE INFORMACIONES, S.A
(Registrant)
By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors